NO ACT

PE
12-29-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561


10013340

December 29, 2010


DEC 29 2010
Washington, DC 20549

David A. Buchen
Senior Vice President,
General Counsel and Secretary
Watson Pharmaceuticals
311 Bonnie Circle
Corona, CA 92880-2882

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-29-10

Re: Watson Pharmaceuticals, Inc.

Dear Mr. Buchen:

This is in regard to your letter dated December 29, 2010 concerning the shareholder proposal submitted by The Nathan Cummings Foundation for inclusion in Watson's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Watson therefore withdraws the request for a no-action letter from the Division that it submitted to the Division on December 17, 2010. Because the matter is now moot, we will have no further comment.

Sincerely,

Matt S. McNair
Attorney-Adviser

cc: Scott Hirst
Vice President and General Counsel
The American Corporate Governance Institute, LLC
One Mifflin Place, Suite 400
Cambridge, MA 02138



December 29, 2010

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Watson Pharmaceuticals, Inc. No-Action Letter

Dear Ladies and Gentlemen:

In connection with the no-action request letter (the "No-Action Request") submitted to the staff of the Division of Corporation Finance (the "Staff") on December 17, 2010 by Watson Pharmaceuticals, Inc. (the "Company"), the Company hereby informs the Staff that the stockholder proposal that the Company sought to omit from its proxy statement pursuant to Rule 14a-8(i)(10) has been withdrawn by the stockholder. A copy of the signed letter of withdrawal from the stockholder is enclosed hereto. As such, the Company hereby withdraws the No-Action Request.

If we can be of any further assistance in this matter, please do not hesitate to contact me at (951) 493-5925 or by electronic mail at David.Buchen@watson.com.

Sincerely,

David A. Buchen
Senior Vice President, General
Counsel and Secretary

cc: Scott Hirst, General Counsel, The American Corporate Governance Institute (on behalf of The Nathan Cummings Foundation)

(enclosures)

The American Corporate Governance Institute, LLC
One Mifflin Place, Suite 400
Cambridge, MA 02138

December 27, 2010

VIA EMAIL (shareholderproposals@sec.gov)
Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Stockholder Proposal of the Nathan Cummings Foundation for inclusion in the 2011 Proxy Statement of Watson Pharmaceuticals, Inc.

Ladies and Gentlemen:

We are pleased that the Board of Directors (the "Board") of Watson Pharmaceuticals, Inc. (the "Corporation") has taken actions to implement the declassification of the Board as suggested in the shareholder proposal (the "Proposal") of the Nathan Cummings Foundation (the "Foundation") included in the letter from the Foundation to the Corporation, dated November 11, 2011 (the "Shareholder Letter").

As the Proposal indicated, having directors stand for elections annually makes directors more accountable to shareholders, and could thereby contribute to improving the performance and value of the Corporation. We are pleased that the shareholders of the Corporation will have the opportunity to vote to declassify the Board of Directors at the Corporation's 2011 annual meeting.

As a result, the Foundation and the American Corporate Governance Institute, LLC (the "ACGI") have determined that inclusion of the Proposal in the Corporation's proxy statement for its 2011 meeting of shareholder is no longer necessary, and the Proposal is hereby withdrawn. Pursuant to the Shareholder Letter, the Foundation authorized the ACGI to act on behalf of the Foundation in relation to the Proposal, including corresponding with the Securities and Exchange Commission and the Corporation regarding the Proposal. Pursuant to Staff Legal Bulletin No. 14D this letter is being submitted by email to the Office of the Chief Counsel; copies are also being sent by email to the Corporation and to Latham & Watkins LLP.

Please do not hesitate to contact me at shirst@amcorpgov.com or (617) 863-6341 if I may be of further assistance.

Yours very truly,



Scott Hirst
Vice President and General Counsel

cc: Ms. Laura Campos, The Nathan Cummings Foundation
Mr. David Buchen, Watson Pharmaceuticals, Inc.
Ms. Shannon Curreri Treviño, Latham & Watkins LLP



December 16, 2010

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Watson Pharmaceuticals, Inc.; Omission of Stockholder Proposal by the Nathan Cummings Foundation Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended

Dear Ladies and Gentlemen:

This letter is to inform you that Watson Pharmaceuticals, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Stockholders (collectively, the "2011 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof submitted by The Nathan Cummings Foundation (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, the Company takes this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

I. The Proposal

The Proposal is captioned "Proposal to Repeal Classified Board" and requests that the Company "take all necessary steps (other than any steps that must be taken by shareholders) to eliminate the classification of the Board of Directors, and to require that, commencing no later than the annual meeting of 2013, all directors stand for elections annually." A copy of the Proposal is attached to this letter as Exhibit A.

II. Basis for Exclusion

We believe that the Proposal may properly be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

III. Analysis

A. Background

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." Exchange Act Release No. 12598 (July 7, 1976). Over the years, the Staff's interpretation of Rule 14a-8(i)(10) has evolved from a reading of the rule that permitted exclusion only if the proposal was "fully effected" to a broader reading under which the Staff has permitted exclusion of a proposal if it has been "substantially implemented." *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998); Exchange Act Release No. 20091 at § II.E.6. (Aug. 16, 1983) (the "1983 Release"); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996); *Nordstrom, Inc.* (avail. Feb. 8, 1995).

The Staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the "essential objective" of the proposal has been addressed, even when the manner by which a company implements the proposal does not correspond precisely to the actions sought by the stockholder proponent. *See* 1983 Release; *see also Caterpillar Inc.* (avail. Mar. 11, 2008); *Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008); *PG&E Corp.* (avail. Mar. 6, 2008); *The Dow Chemical Co.* (avail. Mar. 5, 2008); *Johnson & Johnson* (avail. Feb. 22, 2008) (each allowing exclusion under Rule 14a-8(i)(10) of a stockholder proposal requesting that the company prepare a global warming report where the company had already published a report that contained information relating to its environmental initiatives). Differences between a company's actions and a stockholder proposal are permitted so long as the company's actions satisfactorily address the proponent's underlying concern. *See, e.g., Masco Corp.* (avail. Mar. 29, 1999) (allowing exclusion of a proposal seeking specific criteria for outside directors where the company adopted a version of the proposal that included modifications and clarifications).

B. Actions by the Company Have "Substantially Implemented" the Proposal

The Company has resolved to recommend to stockholders that they approve amending and restating the Company's Articles of Incorporation at the 2011 Annual Meeting of Stockholders to declassify the Board (the "Amendment"). If approved by the Company's stockholders, as required by Chapter 78 of the Nevada Revised Statutes, to which the Company is subject, the Amendment would implement annual elections of directors over a three-year period, so that directors who had been elected previously for three-year terms would complete their current term and thereafter be eligible to stand for re-election for a one-year term. The Company currently has three classes of directors. If the Amendment is approved, those directors whose terms end in 2012 (those elected to three-year terms in 2009) would, if nominated, stand for election for one-year terms in 2012 and those whose terms end in 2013 (those elected to three-year terms in 2010 and those elected to one-year terms in 2012) would, if nominated, stand for election for one-year terms in 2013. Directors whose terms end in 2011 would, if nominated, stand for election for a three-year term ending in 2014 because the Company will not know if the

Amendment has been approved at the time of such directors' nominations. If the Amendment is approved, and assuming the current Board composition remains the same, (1) seven out of our eleven directors would be elected annually by 2013, (2) no director would be serving a remaining term extending beyond the 2014 annual meeting and (3) all of the directors would be elected annually beginning in 2014. The Amendment therefore implements the essential objective of the Proposal to require that the Company's directors be elected annually to one-year terms.

The Staff repeatedly has concluded that board action directing the submission of a declassification amendment for stockholder approval substantially implements a declassification stockholder proposal and has permitted such stockholder proposals to be excluded from proxy materials pursuant to Rule 14a-8(i)(10). *See AmerisourceBergen Corporation* (avail. Nov. 15, 2010); *Textron Inc.* (avail. Jan. 21, 1010); *IMS Health, Inc.* (avail. Feb. 1, 2008); *Visteon Corp.* (avail. Feb. 15, 2007); *Schering-Plough Corp.* (avail. Feb. 2, 2006); *Northrop Grumman Corp.* (avail. Mar. 22, 2005); *Sabre Holdings Corp.* (avail. Mar. 2, 2005); *Raytheon Company* (avail. Feb. 11, 2005) (in each case concurring with the exclusion of a declassification stockholder proposal where the board directed the submission of a declassification amendment for stockholder approval).

Moreover, the Staff has consistently concurred in the exclusion of declassification proposals under Rule 14a-8(i)(10) where the proposals requested declassification within one year and the company acted to phase-in annual elections over a period of years. The actions taken by the company which the Staff felt were sufficient for the Staff to concur in the company's exclusion of the proposal in *Del Monte Foods Co.*, were the same as the actions taken by the Company here. In *Del Monte Foods Co.*, the board of directors recommended that the company's stockholders vote to approve an amendment to the company's certificate of incorporation which would implement the declassification over a three-year period, despite the fact that the proposal requested declassification be completed within one year. The Staff reaffirmed *Del Monte Foods Co.* twice this year in *Textron Inc.* (avail. Jan. 21, 2010) and *AmerisourceBergen Co.* (avail. Nov. 15, 2010) when, in each case, it concurred in the exclusion of a declassification proposal under Rule 14a-8(i)(10) based on the same facts as in *Del Monte Foods Co.*

Similarly, here the Proposal requests declassification by 2013 and the Company has resolved to recommend for stockholder approval an amendment which would phase-in annual elections completely by 2014. Thus, the Amendment, if approved, would have the same effect as the amendments proposed by the boards of directors in *Del Monte Foods Co.*, *Textron Inc.* and *AmerisourceBergen Co.* Furthermore, the Amendment here would require only one additional year to implement the Proposal, as compared to two additional years sought in *Del Monte Foods Co.*, *Textron Inc.* and *AmerisourceBergen Co.*

Additional examples exist in which the Staff has concurred that company proposals to phase-in annual director elections over a three-year period substantially implemented shareholder proposals requesting annual director elections "in the most expeditious manner possible" with a "complete transition from the current staggered system to 100% annual election of each director in one election cycle unless it is absolutely impossible." *See Visteon Corp.* (avail. Feb. 15, 2007); *Lear Corp.* (avail. Feb. 7, 2007); *UST Inc.* (avail. Feb. 7, 2007). The Staff has similarly concurred with exclusion under Rule 14a-8(i)(10) of shareholder proposals requesting declassification "in the most expeditious manner possible" and specifying that "[t]his includes complete transition from the current staggered system to 100% annual election of each director in one election cycle if practicable" after the company's board of directors determined to phase-in declassification. *See Schering-Plough Corp.* (avail. Feb. 2, 2006); *Sempra Energy* (avail. Jan. 27, 2006). *See also Northrop Grumman Corp.* (avail. Mar. 22, 2005). Here, the Proposal requests that the Company implement annual director elections no later than the 2013 annual meeting. The Amendment, if approved, would implement annual director elections no later than the 2014 annual meeting and would ensure that no director serving at the time of the 2013 annual meeting would have a remaining term extending beyond the 2014 annual meeting. The essential objective of the

Proposal, like the above-cited proposals, is declassification of the Board. As in the above-cited no-action letters, the Board's determination to submit the Amendment for shareholder approval substantially implements the Proposal's objective.

In analogous situations, the Staff similarly has concurred in the exclusion of stockholder proposals under Rule 14a-8(i)(10) where a company implements the essential objective of a stockholder proposal on a different time-frame than that provided in the stockholder proposal. For example, in *General Motors Corp.* (avail. Mar. 3, 2004), a proponent submitted a proposal requesting a stockholder vote on the adoption of a poison pill "at the earliest next shareholder election." The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(10) because of a company policy that provided for a stockholder vote "within 12 months of the date of adoption." Furthermore, the Staff again concurred with the exclusion of the proposal as substantially implemented under Rule 14a-8(i)(10) where the proponent submitted the same proposal the next year, but revised it to specifically require a stockholder vote "within 4-months" and where the company maintained its above-stated policy. *See General Motors Corp.* (avail. Mar. 14, 2005); *see also Boeing Co.* (avail. Mar. 9, 2005); *The Home Depot, Inc.* (avail. Mar. 7, 2005).

IV. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials under Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to contact me at (951) 493-5925 or by electronic mail at David.Buchen@watson.com.

Sincerely,



David A. Buchen
Senior Vice President, General
Counsel and Secretary

cc: Scott Hirst, General Counsel, The American Corporate Governance Institute (on behalf of The Nathan Cummings Foundation)

(enclosures)

Exhibit A

Proposal

THE · NATHAN · CUMMINGS · FOUNDATION

November 22, 2010

VIA EMAIL AND U.S. MAIL
RECEIPT CONFIRMATION REQUESTED
Watson Pharmaceuticals, Inc.
311 Bonnie Circle
Corona, CA 92880
Attention: Corporate Secretary

Re: Shareholder Proposal for the 2011 Annual Meeting

The Nathan Cummings Foundation (the "Foundation") is the owner of 200 shares of common stock of Watson Pharmaceuticals, Inc. (the "Company"). Proof of this ownership is available upon request. The Foundation intends to continue to hold these shares through the date of the Company's 2011 annual meeting of shareholders (the "Annual Meeting"). The Foundation has continuously held common shares of the Company with a market value of at least $2,000 for more than one year as of today's date. Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, the Foundation hereby submits the attached shareholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials for presentation to a vote of shareholders at the Annual Meeting.

The Foundation hereby authorizes the American Corporate Governance Institute, LLC (the "ACGI") or its designee to act on behalf of the Foundation during the 2010 and 2011 calendar years in relation to the Proposal both prior to and during the Annual Meeting, including forwarding the Proposal to the Company, corresponding with the Company and the Securities and Exchange Commission with respect to the inclusion of the Proposal in the Company's Proxy Statement and presenting the Proposal at the Annual Meeting. This authorization does not grant the ACGI the power to vote the shares owned by the Foundation.

Please promptly acknowledge receipt of the Proposal, and direct all subsequent communications relating to the Proposal, to Scott Hirst, General Counsel, The American Corporate Governance Institute, LLC, One Mifflin Place, Fourth Floor, Cambridge, MA 02138, email shirst@amcorpgov.com.

Sincerely,



Lance E. Lindblom
President & Chief Executive Officer



Laura Campos
Director of Shareholder Activities

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

PROPOSAL TO REPEAL CLASSIFIED BOARD

RESOLVED, that shareholders of Watson Pharmaceuticals, Inc. urge the Board of Directors to take all necessary steps (other than any steps that must be taken by shareholders) to eliminate the classification of the Board of Directors, and to require that, commencing no later than the annual meeting of 2013, all directors stand for elections annually.

SUPPORTING STATEMENT

This resolution, submitted by the Nathan Cummings Foundation with the assistance of the American Corporate Governance Institute, LLC, urges the board of directors to facilitate a declassification of the board. Such a change would enable shareholders to register their views on the performance of all directors at each annual meeting. Having directors stand for elections annually makes directors more accountable to shareholders, and could thereby contribute to improving performance and increasing firm value.

Over the past decade, many S&P 500 companies have declassified their board of directors. According to FactSet Research Systems, between 2000 and 2009, the number of S&P 500 companies with classified boards declined from 300 to 164. Furthermore, according to Georgeson reports, there were 187 shareholder proposals to declassify boards during the five proxy seasons of 2006 through 2010. The average percentage of votes cast in favor of proposals to declassify exceeded 65% in each of these five years.

The significant shareholder support for proposals to declassify boards is consistent with evidence in academic studies that classified boards could be associated with lower firm valuation and/or worse corporate decision-making. Studies report that:

- takeover targets with classified boards are associated with lower gains to shareholders (Bebchuk, Coates, and Subramanian, 2002);
- classified boards are associated with lower firm valuation (Bebchuk and Cohen, 2005);
- firms with classified boards are more likely to be associated with value-decreasing acquisition decisions (Masulis, Wang, and Xie, 2007); and
- classified boards are associated with lower sensitivity of compensation to performance and lower sensitivity of CEO turnover to firm performance (Faleye, 2007).

Although one study (Bates, Becher and Lemmon, 2008) reports that classified boards are associated with higher takeover premiums, this study also reports that classified boards are associated with a lower likelihood of an acquisition, and that classified boards are associated with lower firm valuation.

Please vote for this proposal to make directors more accountable to shareholders.